Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES
FIRST SIX MILLION BOTTLE RDT SALES FROM AN0CTM NATIONAL SALES CAMPAIGN

Vancouver, B.C. April 19, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces the first results from AN0C’s national sales campaign, “Project STORM”.

At the end of March, 2011, AN0CTM organized and managed the AN0CTM STORM campaign and project leader in China. The STORM campaign’s first phase runs from the end of March through April 30th and involves hundreds of distributors located throughout China. We are pleased to report that for the first 3 weeks of the STORM campaign that AN0C has shipped 6 million bottles of Ready to Drink Tea (“RDT”) to 157 distributors throughout China. All payments including transportation charges have also been full received by AN0C.

The first phase of AN0C STORM campaign will continually run to April 30th and AN0C expects to ship an additional 9 million bottles AN0CTM Ready to Drink Tea to an additional 200 distributors.

The second phase of the AN0C STORM campaign starts on May 1st which will include advertising and promotion support including more ads on CCTV, 16 major newspapers, internet digital marketing campaign and local consumer promotions.

Dr. Luke Zhang, Chairman & CEO of both GLG and AN0CTM stated, “Our first national sales campaign for AN0C’s products has shown strong initial results with the delivery of the first 6 million bottles of AN0CTM ready to drink teas. The AN0C management team has again demonstrated the strength of their knowledge and experience in developing and implementing the STORM campaign. We are very encouraged by these initial sales results from the STORM campaign and confident for our three year development plan.”

About GLG Life Tech Corporation
GLG Life Tech Corporation (NASDAQ:GLGL, TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About ANOC
ANOC focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in ANOC with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of ANOC, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.